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SECURIT 04002672 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Computer Clearing Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAR 01 2004

801 N. Brand Boulevard, Suite 1020
(No. and Street)

Glendale (City) CA (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Barber, President (818) 242-9333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) CA (State) 90067 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Barber, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Computer Clearing Services, as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

FLORENCE YUN-HUI TAI
Commission # 1324083
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2005

Signature

PRESIDENT & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Stockholders of
Computer Clearing Services, Inc.

We have audited the following consolidated statement of financial condition of Computer Clearing Services, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Computer Clearing Services, Inc. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 25, 2004

Computer Clearing Services, Inc.

Consolidated Statement of Financial Conditon

December 31,	2003
Assets	
Cash	$ 765,617
Cash segregated for regulatory purposes	37,488,949
Receivables from broker-dealers and clearing organizations	17,523,113
Receivable from customers	26,619,585
Securities owned, marketable at market value	69,915
Deposits with clearing organizations	1,677,093
Furniture and equipment, net of accumulated depreciation of $526,159	88,925
Other assets	551,334
Total assets	$ 84,784,531
Liabilities and Stockholders' Equity	
Liabilities	
Line of credit	$ 2,350,000
Payables to correspondents, broker-dealers, and clearing organizations	11,926,920
Payable to customers	63,823,646
Accounts payable and other accrued expenses	1,156,254
Correspondent deposits	1,898,698
Total liabilities	81,155,518
Commitments and contingencies (Note 9)	
Stockholders' equity	
Common stock, no par value; 5,000,000 shares authorized; 4,300,000 shares issued and outstanding	24,801,355
Accumulated deficit	(21,172,342)
Total stockholders' equity	3,629,013
Total liabilities and stockholders' equity	$ 84,784,531

See accompanying notes to consolidated statement of financial condition.

1. Organization and Nature of Business

Computer Clearing Services, Inc. ("CCS" or the "Company"), a majority owned subsidiary of Acument Holding, Inc. (formerly known as White Holdings) (the "Parent"), was incorporated on March 13, 1995, operates as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. In this capacity, it executes agency transactions for other broker-dealers (correspondents) on behalf of their customers.

The accompanying statement of financial condition includes the accounts of CCS and its wholly-owned subsidiary (collectively referred to as the "Company").

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Owned

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the management of the Company.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the underlying assets, which range from three to five years.

Receivables from and Payables to Customers

Customer receivable and payable amounts represent balances receivable from and payable to customers in connection with cash and margin transactions. Securities owned by customers are held as collateral for receivables, the value of which is not reflected in the consolidated statement of financial condition.

Payables to Correspondents

Payables to correspondents represent balances in connection with commissions charged to the correspondents' customers on securities transactions, less the fees charged by the Company for clearing the securities transactions.

Correspondent Deposits

Correspondent deposits consist of deposits made by each correspondent and held by the Company as collateral to offset any balances owed to the Company, should the correspondent terminate its clearing relationship.

2. Significant Accounting Policies (Continued)

Income Taxes

For the year ended December 31, 2003, the Company and its subsidiary are included in the consolidated financial income tax return filed by the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. A valuation allowance for deferred tax assets is established based upon the potential realization of such assets.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments

Management believes the amount presented for financial instruments on the consolidated statement of financial condition, consisting of cash equivalents, inventory, receivables from and payables to customers and to broker-dealers and clearing organizations, securities owned pledged, payable to correspondents, accounts payable and other accrued expenses, and line of credit is a reasonable estimate of fair value.

2. Significant Accounting Policies (Continued)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from other parties. The Company does not have any variable interest entities that must be consolidated.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For privately-held companies, the effective date was deferred until fiscal years beginning after December 15, 2004 for instruments that are mandatorily redeemable on fixed dates for fixed or determinable amounts, and was deferred indefinitely for other mandatorily redeemable shares. The Company does not have any financial instruments to be accounted for under this pronouncement.

3. Reserve Requirement

Cash segregated for regulatory purposes of $37,488,949 has been segregated in a special reserve bank account for the benefit of customers under Rule 15C3-3 of the Securities and Exchange Commission. An additional deposit of $1,200,000 was made on January 5, 2004.

Several broker-dealers have chosen to maintain brokerage client accounts with the Company. To allow these broker-dealers to classify their assets held by the Company in their computation of net capital, the Company has agreed to perform a computation of reserve requirements for proprietary accounts of introducing brokers ("PAIB"). At December 31, 2003, the Company's PAIB reserve computation indicated that the Company did not have a PAIB reserve requirement.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers are generally collateralized by securities, which result from the Company's normal clearing activities and consist of the following:

December 31,	2003
Receivables:	
Due from broker-dealers	$ 8,481,638
Securities borrowed	7,711,949
Securities failed to deliver	1,329,526
	$ 17,523,113
Payables:	
Payable to correspondents	$ 2,961,802
Securities loaned	7,812,100
Securities failed to receive	199,611
Net settlement with clearing organizations	953,407
	$ 11,926,920

5. Securities Owned

Marketable securities owned consist of trading and investment equity securities at market value.

6. Line of Credit

The Company has a committed and uncommitted bank line of credit under which the Company may borrow up to $20,000,000. The $20,000,000 line of credit from Bank of the West incurs interest at a variable rate (2.4375% at December 31, 2003) and expires May 31, 2004. As of December 2003, $2,350,000 was outstanding under the Bank of the West line of credit.

7. Related-Party Transactions

For the year ended December 31, 2003, the Company paid $2,241,413 and $191,842 for net commissions earned on customers of White Pacific Securities, Inc., and Glendale Securities respectively, which are affiliates of the Company. On December 31, 2003, the Company had a liability of $211,918 to White Pacific Securities and a receivable of $25,060 from Glendale Securities for correspondent transactions.

8. Income Taxes

As of December 31, 2003, the Company had a tax benefit of approximately $6 million relating to tax losses that may be used by the Parent to offset any future operating income in the consolidated income tax return. However, at December 31, 2003, the resulting deferred tax asset was fully reserved, as realization depends on the Parent's ability to generate future consolidated taxable income. As a result, there is no income tax asset recorded in the accompanying consolidated statement of financial condition.

9. Commitments and Contingencies

Operating Lease Commitments

The Company leases office facilities and equipment under noncancelable operating leases through 2008. Aggregate minimum commitments under these leases are as follows:

Year ending December 31,	Operating Leases
2004	$ 312,384
2005	43,781
2006	13,100
2007	10,522
2008	2,630
Total future minimum lease payments	$ 382,417

Total rental expense for the year ended December 31, 2003 was $369,280.

Litigation

The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these transactions will not have a material effect on its financial position.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2003, the Company had net capital of $2,607,235, which was 7 percent of aggregate debit balances and $1,844,702 in excess of required net capital.

11. Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Off Balance Sheet Risk (Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.